FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2013

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No          X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated March 14, 2013;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2012; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 12-Month Period ended December 31, 2012.

March 14, 2013

For immediate release

QUEBECOR INC. REPORTS FOURTH QUARTER AND FULL-YEAR 2012 CONSOLIDATED RESULTS

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its fourth quarter and full-year consolidated financial results for 2012. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary. The Corporation’s interest in Quebecor Media increased from 54.7% to 75.4% on October 11, 2012 as a result of the repurchase of part of the interest held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), a subsidiary of Caisse de dépôt et placement du Québec.

Highlights

2012 financial year

➢	Revenues up $145.2 million (3.5%) to $4.35 billion in 2012, mainly because of the 8.4% revenue growth in the Telecommunications segment.

➢	Operating income[1] up $61.9 million (4.6%) from 2011 to $1.40 billion.

➢	Net income attributable to shareholders: $167.7 million ($2.65 per basic share), down $33.3 million ($0.49 per basic share) from $201.0 million ($3.14 per basic share) in 2011.

➢	Adjusted income from continuing operations[2]: $196.1 million ($3.10 per basic share) in 2012, up $4.6 million ($0.11 per basic share) from $191.5 million ($2.99 per basic share) in 2011.

➢	Revenues of Videotron Ltd. (“Videotron”) up in 2012 for all major services: Internet access (up $74.3 million or 10.6%), cable television ($66.7 million or 6.6%), mobile telephony ($58.9 million or 52.3%), and cable telephony ($18.2 million or 4.2%).

➢	Videotron’s revenue generating units[3] up 221,800 in 2012 compared with an increase of 379,100 in 2011, which was bolstered by the discontinuation of the over-the-air analog television broadcasting in Canada.

➢	Despite aggressive competition in its footprint, Videotron recorded in 2012 the largest growth in revenue generating units, in absolute terms, of all Canadian cable operators.

➢	Videotron has added 402,600 subscriber connections to its mobile telephony service since it was launched in September 2010.

➢	Videotron’s operating income up $126.2 million (11.5%) in 2012 and average monthly revenue per user[4] (“ARPU”) up $8.29 (8.0%) to $111.57.

➢	Quebecor optimized its capital structure in 2012 through transactions aimed at creating value for shareholders, including extension of debt maturities by means of financing at more advantageous interest rates and the repurchase of part of CDP Capital’s interest in Quebecor Media, increasing the Corporation’s interest from 54.7% to 75.4%.

[1]	See “Operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	The sum of cable television, cable and mobile Internet access, cable telephony service subscriptions and subscriber connections to the mobile telephony service.
[4]	See “Average monthly revenue per user” under “Definitions.”

➢	A total non-cash charge of $187.0 million for impairment of goodwill and intangible assets, in accordance with International Financial Reporting Standards (“IFRS”) accounting valuation principles, reflected continuing weak market conditions in the newspaper and music industries.

Fourth quarter 2012

➢	Revenues down $5.6 million (-0.5%) from the fourth quarter of 2011 to $1.14 billion.

➢	Operating income up $1.6 million (0.4%) to $370.8 million. Videotron’s operating income up $15.7 million (5.3%).

➢	Net income attributable to shareholders: $9.2 million ($0.15 per basic share), down $76.2 million ($1.19 per basic share) from $85.4 million ($1.34 per basic share) in the fourth quarter of 2011.

➢	Adjusted income from continuing operations: $56.0 million in the fourth quarter of 2012 ($0.89 per basic share), up $0.4 million ($0.02 per basic share) from $55.6 million ($0.87 per basic share) in the same quarter of 2011.

➢	Videotron’s revenue generating units up 59,400 in fourth quarter 2012, also the largest increase among Canadian cable operators.

➢	On November 13, 2012, Sun Media Corporation announced new restructuring initiatives designed to streamline its organizational structure to support better execution of business processes while improving cost effectiveness. These initiatives are expected to yield total annual savings exceeding $45.0 million.

“Quebecor’s results for the 2012 financial year reflect the reliability of the investment strategy we have been pursuing in recent years, primarily entailing capital expenditures for mobile telephony, modernizing Videotron’s network, and developing attractive new products, including illico TV new generation, which was launched in 2012,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Despite continuing strong competition in most of its lines of business, the Corporation ended 2012 with a revenue increase of 3.5% compared with 2011, and an operating income increase of 4.6%. The Telecommunications segment continued to be a powerful driver of growth.”

“Videotron had a solid year in 2012,” said Robert Dépatie, President and Chief Executive Officer of Videotron. “Revenues were up for all of our main services, generating overall revenue growth of 8.4% in the segment. Operating income grew by $126.2 million, an 11.5% increase over the previous year. Videotron recorded a net increase of 221,800 revenue generating units and an $8.29 or 8.0% increase in average monthly revenue per user, compared with 2011. Subscriber additions to the mobile network launched in September 2010, which totalled 154,500 in 2011 and 112,000 in 2012, contributed to the customer growth and the increase in profitability. Meanwhile, the cable Internet access and cable telephony services added 55,200 and 59,600 customers respectively in 2012, and the illico TV new generation service passed the half-million subscriber mark, reflecting the success of our business strategy based on marketing bundled services and satisfying customer needs with respect to product development and service quality.

“Also, at the end of February 2013, Videotron launched illico Club Unlimited, a new subscription video on demand service that carries the largest selection of unlimited on-demand French-language titles in Canada. It is a product developed by Quebecers to meet customer needs, in keeping with Videotron’s commitment to continuously improve the customer experience it provides.”

“The News Media segment’s results were down significantly in 2012 compared with the previous year,” said Pierre Karl Péladeau. “The upheavals in the traditional print media industry, combined with a stagnant economy, negatively affected the profitability of our publications. The impact of the investments made to generate new revenue streams and the large fixed component of the segment’s operating costs were also important factors. The News Media segment needs to adapt its business model and streamline its cost structure. To continue meeting this challenge, the segment launched another reorganization of its newsgathering, editorial, advertising and industrial operations in 2012, with the goal of streamlining its organizational structures and accelerating decision-making. The organizational changes are expected to yield estimated annual savings of $45.0 million.”

In the Broadcasting segment, some of TVA Group Inc.’s (“TVA Group”) hit shows, such as the 2012 edition of Star Académie and the new show La Voix, which has been on the air since the beginning of 2013, have posted exceptional ratings and market shares, with average audiences of 2.2 million for the weekly Star Académie galas and 2.7 million for the weekly La Voix specials, and market shares of 54.5% and 57.5% respectively, demonstrating once again the success of Quebecor’s convergence strategy in creating value-added multiplatform content around high-quality television products for the benefit of all of Quebecor’s media properties.

Jean-François Pruneau, Chief Financial Officer of Quebecor, noted that no summary of Quebecor’s 2012 highlights would be complete without mentioning a major financial event: the repurchase of part of CDP Capital’s interest in Quebecor Media for $1.50 billion. “This mutually advantageous transaction increased the Corporation’s interest in Quebecor Media from 54.7% to 75.4%, while respecting the Corporation’s fundamental financial objectives of maintaining a sufficient level of operational and financial flexibility.”

For Quebecor, 2012 was therefore a year that saw solid consolidated financial results, one of the largest financial transactions in the Corporation’s history, and continued restructuring and adaptation efforts in all its segments. Quebecor is thus pursuing its goals of growth, profitability, business development, and shareholder value creation.

Table 1

Quebecor financial highlights, 2008 to 2012

(in millions of Canadian dollars, except per share data)

	2012[1]	2011[1]	2010[1]	2009[2]	2008[2]
Revenues	$4,351.8	$4,206.6	$4,000.1	$3,806.4	$3,759.4
Operating income	1,403.6	1,341.7	1,333.4	1,276.7	1,121.1
Income (loss) from continuing operations attributable to shareholders	167.7	201.0	225.3	276.1	(195.3)
Net income attributable to shareholders	167.7	201.0	225.3	277.7	188.0
Adjusted income from continuing operations	196.1	191.5	220.6	236.3	179.4
Per basic share:
Income (loss) from continuing operations attributable to shareholders	2.65	3.14	3.50	4.30	(3.04)
Net income attributable to shareholders	2.65	3.14	3.50	4.32	2.92
Adjusted income from continuing operations	3.10	2.99	3.42	3.68	2.79

[1]	Financial figures for 2010 to 2012 are presented in accordance with IFRS.
[2]	Financial figures for 2008 and 2009 are presented in accordance with Canadian Generally Accepted Accounting Principles.

2012/2011 financial year comparison

Revenues: $4.35 billion, an increase of $145.2 million (3.5%).

•	Revenues increased in Telecommunications ($204.4 million or 8.4% of segment revenues), Interactive Technologies and Communications ($24.6 million or 20.3%) and Broadcasting ($15.6 million or 3.5%).

•	Revenues decreased in News Media ($58.4 million or -5.7%) and Leisure and Entertainment ($20.4 million or -6.5%).

Operating income: $1.40 billion, an increase of $61.9 million (4.6%).

•	Operating income increased in Telecommunications ($126.2 million or 11.5% of segment operating income) and Interactive Technologies and Communications ($1.9 million or 24.1%).

•

Operating income decreased in News Media ($35.0 million or -23.3%), Leisure and Entertainment ($13.5 million or ‑50.8%), Broadcasting ($12.4 million or -24.6%), and Head Office ($5.3 million). The decrease at Head Office mainly reflects the unfavourable variance in the fair value of stock options.

•

The change in the fair value of Quebecor Media stock options resulted in a $10.4 million unfavourable variance in the consolidated stock-based compensation charge in 2012 compared with 2011. The fair value of the options increased in 2012, whereas it decreased in 2011. The change in the fair value of Quebecor stock options resulted in an $11.3 million unfavourable variance in the Corporation’s consolidated stock-based compensation charge in 2012.

Net income attributable to shareholders: $167.7 million ($2.65 per basic share), down $33.3 million ($0.49 per basic share) from $201.0 million ($3.14 per basic share) in 2011.

•	The decrease was mainly due to:

•	$201.5 million charge for impairment of goodwill and intangible assets recorded in 2012;

•	$88.1 million increase in amortization charge;

•	$61.1 million unfavourable variance in loss on debt refinancing;

•	$11.7 million increase in financial expenses.

Partially offset by:

•	$142.9 million favourable variance in gain on valuation and translation of financial instruments;

•	$61.9 million increase in operating income.

Adjusted income from continuing operations: $196.1 million in 2012 ($3.10 per basic share), compared with $191.5 million ($2.99 per basic share) in 2011, an increase of $4.6 million ($0.11 per basic share).

2012/2011 fourth quarter comparison

The fourth quarter of the 2011 financial year contained an additional week in the News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications segments.

Revenues: $1.14 billion, a decrease of $5.6 million (-0.5%).

•	Revenues decreased in News Media ($31.1 million or -11.3% of segment revenues), Leisure and Entertainment ($16.7 million or -15.7%) and Broadcasting ($2.7 million or -2.1%).

•	Revenues increased in Telecommunications ($43.5 million or 6.9%).

Operating income: $370.8 million, an increase of $1.6 million (0.4%).

•	Operating income increased in Telecommunications ($15.7 million or 5.3% of segment operating income) and Interactive Technologies and Communications ($0.9 million or 36.0%).

•	Operating income decreased in News Media ($8.4 million or -17.9%), Broadcasting ($3.4 million or -16.5%), and Leisure and Entertainment ($2.6 million or -34.2%).

•

The change in the fair value of Quebecor Media stock options resulted in a $3.1 million unfavourable variance in the consolidated stock-based compensation charge in the fourth quarter of 2012 compared with the same period of 2011. The change in the fair value of Quebecor stock options resulted in a $3.7 million unfavourable variance in the Corporation’s consolidated stock-based compensation charge in the fourth quarter of 2012.

Net income attributable to shareholders: $9.2 million ($0.15 per basic share) compared with $85.4 million ($1.34 per basic share) in the fourth quarter of 2011, a decrease of $76.2 million ($1.19 per basic share).

•	The unfavourable variance was due primarily to:

•	$126.5 million unfavourable variance in gains and losses on valuation and translation of financial instruments;

•	recognition of a $60.4 million loss on debt refinancing;

•	$29.2 million increase in amortization charge;

•	$17.7 million increase in financial expenses.

Partially offset by:

•	$10.6 million decrease in charge for restructuring of operations, impairment of assets and other special items.

Adjusted income from continuing operations: $56.0 million in the fourth quarter of 2012 ($0.89 per basic share) compared with $55.6 million ($0.87 per basic share) in the same quarter of 2011, an increase of $0.4 million ($0.02 per basic share).

Financing

A number of financial transactions were carried out during 2012.

•	On December 17, 2012, Quebecor Media prepaid the balance outstanding under its term loan “B” credit facility for a cash consideration of $153.9 million.

•	On October 11, 2012, the Corporation increased its interest in Quebecor Media further to the closing of the following transactions:

•	Quebecor Media repurchased 20,351,307 of its common shares held by CDP Capital for an aggregate purchase price of $1.0 billion, paid in cash. All the repurchased shares were cancelled;

•

Quebecor purchased 10,175,653 common shares of Quebecor Media held by CDP Capital. To evidence the obligation of the Corporation to pay the purchase price of such shares, the Corporation issued to CDP Capital $500.0 million aggregate principal amount of subordinated debentures, bearing interest at 4.125% and maturing in 2018, which are convertible into Class B Subordinate Voting Shares (“Class B shares”) of Quebecor.

Further to the completion of these transactions, Quebecor’s interest in Quebecor Media increased from 54.7% to 75.4% and CDP Capital’s interest decreased from 45.3% to 24.6%.

•

To carry out the repurchase of 20,351,307 of its common shares for an aggregate purchase price of $1.0 billion, Quebecor Media was able to take advantage of favourable conditions on the debt markets. The following financial operations were carried out by Quebecor Media as part of this major transaction:

•

Issuance, on October 11, 2012, of US$850.0 million aggregate principal amount of Senior Notes bearing interest at 5.75% and maturing in 2023, and $500.0 million aggregate principal amount of Senior Notes bearing interest at 6.625% and maturing in 2023, the latter being one of the largest single-tranche high-yield offerings ever completed in Canada;

•

Quebecor Media increased the size of the offering as a result of oversubscription and favourable financing terms, which provided an opportunity to extend the maturities of its credit instruments by redeeming, in November 2012, US$320.0 million in aggregate principal amount of its 7.75% Senior Notes issued in 2007 and maturing in 2016.

•	In March 2012, Videotron issued US$800.0 million aggregate principal amount of 5.0% Senior Notes maturing in 2022.

•	In March 2012, Videotron redeemed all of its 6.875% Senior Notes maturing in January 2014 in the aggregate principal amount of US$395.0 million.

•	In March and April 2012, Quebecor Media redeemed US$260.0 million principal amount of its 7.75% Senior Notes maturing in March 2016 and settled the related hedging contracts.

•

Quebecor Media and TVA Group amended their bank credit facilities to extend the maturity dates to 2016 and 2017 respectively and to increase Quebecor Media’s revolving credit facility maturing in 2016 by $200.0 million.

•	The Corporation amended its $150.0 million revolving credit facility to extend the maturity from November 2014 to November 2015 and modify certain terms and conditions of the facility.

•	Finally, Sun Media Corporation repaid the $37.6 million balance on its term loan credit facility and cancelled all its credit facilities.

Dividends

On March 13, 2013, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on its Class A Multiple Voting Shares (“Class A shares”) and Class B shares, payable on April 22, 2013 to shareholders of record at the close of business on March 28, 2013. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 9, 2012, the Corporation filed a normal course issuer bid for a maximum of 980,357 Class A shares, representing approximately 5% of the issued and outstanding Class A shares, and for a maximum of 4,351,276 Class B shares, representing approximately 10% of the public float of the Class B shares as of July 31, 2012. Purchases can be made from August 13, 2012 to August 12, 2013 at prevailing market prices, on the open market, through the facilities of the Toronto Stock Exchange. All shares purchased under the bid have been or will be cancelled.

In 2012, the Corporation purchased and cancelled 1,058,800 Class B shares for a total cash consideration of $38.3 million (928,100 Class B shares for a total cash consideration of $30.2 million in 2011). The excess of $30.3 million of the purchase price over the carrying value of Class B shares repurchased was recorded in reduction of retained earnings in 2012 ($23.1 million in 2011).

Detailed financial information

For a detailed analysis of Quebecor’s fourth quarter and full-year 2012 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at: <http://www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss Quebecor’s fourth quarter and full-year 2012 results on March 14, 2013, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 58308#. A tape recording of the call will be available from March 14 to June 14, 2013 by dialling 1 877 293-8133, conference number 656419#, access code for participants 58308#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2012.

The forward-looking statements in this press release reflect Quebecor’s expectations as of March 14, 2013, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor Inc. (TSX:QBR.A, TSX:QBR.B) is a holding company with a 75.4% interest in Quebecor Media Inc., one of Canada’s largest media groups, with more than 16,000 employees. Quebecor Media Inc., through its subsidiary Videotron Ltd., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and mobile telephony. Through Sun Media Corporation, Quebecor Media Inc. is the largest publisher of newspapers in Canada. It also operates Canoe.ca and its network of English- and French-language Internet properties in Canada. In the broadcasting segment, Quebecor Media Inc. operates, through TVA Group Inc., the number one French-language conventional television network in Québec, a number of specialty channels and, through Sun Media Corporation, the English-language SUN News channel. Another subsidiary of Quebecor Media Inc., Nurun Inc., is a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia. Quebecor Media Inc. is also active in magazine publishing (Publications TVA Inc.), book publishing and distribution (Sogides Group Inc., CEC Publishing Inc.), the production, distribution and retailing of cultural products (Archambault Group Inc., TVA Films), video game development (BlooBuzz Studios, L.P.), DVD, Blu-ray disc and videogame rental and retailing (Le SuperClub Vidéotron ltée), the printing and distribution of community newspapers and flyers (Quebecor Media Printing Inc., Quebecor Media Network Inc.), outdoor advertising (Quebecor Media Out of Home), news content production and distribution (QMI Agency), and multiplatform advertising solutions (QMI Sales).

Information:

Jean-François Pruneau	Martin Tremblay
Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Operating income

In its analysis of operating results, the Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill and of intangible assets, loss on debt refinancing, and income tax. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. The Corporation’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of operating income with net income as disclosed in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2012 and 2011 presented in Table 2 is drawn from the unaudited consolidated statements of income.

Table 2

Reconciliation of the operating income measure used in this press release to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31			Three months ended December 31
	2012	2011	2010	2012	2011
Operating (loss) income:
Telecommunications	$1,225.0	$1,098.8	$1,047.3	$310.4	$294.7
News Media	115.1	150.1	191.4	38.6	47.0
Broadcasting	38.1	50.5	74.9	17.2	20.6
Leisure and Entertainment	13.1	26.6	27.6	5.0	7.6
Interactive Technologies and Communications	9.8	7.9	6.0	3.4	2.5
Head Office	2.5	7.8	(13.8)	(3.8)	(3.2)

	1,403.6	1,341.7	1,333.4	370.8	369.2
Amortization	(600.3)	(512.2)	(399.2)	(167.4)	(138.2)
Financial expenses	(334.6)	(322.9)	(322.6)	(95.4)	(77.7)
Gain (loss) on valuation and translation of financial instruments	197.5	54.6	46.1	(44.0)	82.5
Restructuring of operations, impairment of assets and other special items	(29.4)	(30.2)	(37.1)	(0.6)	(11.2)
Impairment of goodwill and intangible assets	(201.5)	—	—	—	—
Loss on debt refinancing	(67.7)	(6.6)	(12.3)	(60.4)	—
Income taxes	(100.1)	(141.4)	(151.7)	6.3	(60.2)

Net income	$267.5	$383.0	$456.6	$9.3	$164.4

Adjusted Income from Continuing Operating Activities

The Corporation defines adjusted income from continuing operations, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill and of intangible assets, and loss on debt refinancing, net of income tax related to adjustments and net income attributable to non-controlling interests related to adjustments. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net income attributable to shareholders measure used in Quebecor’s consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income attributable to shareholders measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31			Three months ended December 31
	2012	2011	2010	2012	2011
Adjusted income from continuing operations	$196.1	$191.5	$220.6	$56.0	$55.6
Gain (loss) on valuation and translation of financial instruments	197.5	54.6	46.1	(44.0)	82.5
Restructuring of operations. impairment of assets and other special items	(29.4)	(30.2)	(37.1)	(0.6)	(11.2)
Impairment of goodwill and intangible assets	(201.5)	—	—	—	—
Loss on debt refinancing	(67.7)	(6.6)	(12.3)	(60.4)	—
Income taxes related to adjustments[1]	24.3	(3.8)	7.9	31.1	(17.5)
Net income (loss) attributable to non-controlling interests related to adjustments	48.4	(4.5)	0.1	27.1	(24.0)

Net income attributable to shareholders	$167.7	$201.0	$225.3	$9.2	$85.4

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2012	2011	2012	2011
Revenues	$1,142.3	$1,147.9	$4,351.8	$4,206.6

Employee costs	267.6	273.7	1,060.6	1,005.6
Purchase of goods and services	503.9	505.0	1,887.6	1,859.3
Amortization	167.4	138.2	600.3	512.2
Financial expenses	95.4	77.7	334.6	322.9
Loss (gain) on valuation and translation of financial instruments	44.0	(82.5)	(197.5)	(54.6)
Restructuring of operations, impairment of assets and other special items	0.6	11.2	29.4	30.2
Impairment of goodwill and intangible assets	—	—	201.5	—
Loss on debt refinancing	60.4	—	67.7	6.6

Income before income taxes	3.0	224.6	367.6	524.4
Income taxes:
Current	20.8	(12.8)	57.0	(17.7)
Deferred	(27.1)	73.0	43.1	159.1

	(6.3)	60.2	100.1	141.4

Net income	$9.3	$164.4	$267.5	$383.0

Net income attributable to
Shareholders	$9.2	$85.4	$167.7	$201.0
Non-controlling interests	0.1	79.0	99.8	182.0

Earnings per share attributable to shareholders
Basic	$0.15	$1.34	$2.65	$3.14
Diluted	0.15	1.34	2.56	3.11

Weighted average number of shares outstanding (in millions)	62.7	63.5	63.2	64.0
Weighted average number of diluted shares (in millions)	74.3	63.8	66.1	64.4

1

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2012	2011	2012	2011
Net income	$9.3	$164.4	$267.5	$383.0

Other comprehensive loss:
Gain (loss) on translation of net investments in foreign operations	2.3	—	(1.4)	1.6
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	1.9	(22.9)	33.1	(9.5)
Deferred income taxes	1.5	5.1	2.9	(2.0)
Defined benefit plans:
Acturial loss and net change in asset limit and in minimum funding liability	(36.8)	(89.7)	(36.8)	(90.0)
Deferred income taxes	9.8	23.6	9.8	23.7
Reclassification to income:
Other comprehensive (gain) loss related to cash flow hedges	(12.0)	—	(15.3)	0.8
Deferred income taxes	1.7	—	0.5	(0.2)

	(31.6)	(83.9)	(7.2)	(75.6)

Comprehensive (loss) income	$(22.3)	$80.5	$260.3	$307.4

Comprehensive (loss) income attributable to
Shareholders	$(12.0)	$44.1	$159.9	$164.4
Non-controlling interests	(10.3)	36.4	100.4	143.0

2

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

	Three months ended December 31, 2012
(in millions of Canadian dollars) (unaudited)	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$678.3	$244.5	$128.9	$89.5	$35.8	$(34.7)	$1,142.3

Employee costs	96.6	79.1	38.0	14.6	20.5	18.8	267.6
Purchase of goods and services	271.3	126.8	73.7	69.9	11.9	(49.7)	503.9

Operating income[1]	310.4	38.6	17.2	5.0	3.4	(3.8)	370.8

Amortization							167.4
Financial expenses							95.4
Loss on valuation and translation of financial instruments							44.0
Restructuring of operations, impairment of assets and other special items							0.6
Loss on debt refinancing							60.4

Income before income taxes							$3.0

Additions to property, plant and equipment	$150.1	$1.0	$4.2	$2.7	$1.2	$(0.2)	$159.0
Additions to intangible assets	32.7	2.7	1.1	0.3	—	(0.8)	36.0

	Three months ended December 31, 2011
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$634.8	$275.6	$131.6	$106.2	$36.0	$(36.3)	$1,147.9

Employee costs	87.1	93.9	39.1	15.9	23.4	14.3	273.7
Purchase of goods and services	253.0	134.7	71.9	82.7	10.1	(47.4)	505.0

Operating income[1]	294.7	47.0	20.6	7.6	2.5	(3.2)	369.2

Amortization							138.2
Financial expenses							77.7
Gain on valuation and translation of financial instruments							(82.5)
Restructuring of operations, impairment of assets and other special items							11.2

Income before income taxes							$224.6

Additions to property, plant and equipment	$193.5	$2.4	$8.0	$2.3	$0.6	$0.1	$206.9
Additions to intangible assets	23.8	2.7	2.4	0.2	—	—	29.1

3

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

	Twelve months ended December 31, 2012
(in millions of Canadian dollars) (unaudited)	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$2,635.1	$960.0	$461.1	$292.5	$145.5	$(142.4)	$4,351.8

Employee costs	365.1	345.3	152.3	55.3	89.3	53.3	1,060.6
Purchase of goods and services	1,045.0	499.6	270.7	224.1	46.4	(198.2)	1,887.6

Operating income[1]	1,225.0	115.1	38.1	13.1	9.8	2.5	1,403.6

Amortization							600.3
Financial expenses							334.6
Gain on valuation and translation of financial instruments							(197.5)
Restructuring of operations, impairment of assets and other special items							29.4
Impairment of goodwill and intangible assets							201.5
Loss on debt refinancing							67.7

Income before income taxes							$367.6

Additions to property, plant and equipment	$669.6	$6.5	$22.1	$6.3	$4.2	$1.9	$710.6
Additions to intangible assets	78.3	11.9	3.3	3.6	—	(2.2)	94.9

	Twelve months ended December 31, 2011
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$2,430.7	$1,018.4	$445.5	$312.9	$120.9	$(121.8)	$4,206.6

Employee costs	326.7	363.6	142.7	54.0	78.7	39.9	1,005.6
Purchase of goods and services	1,005.2	504.7	252.3	232.3	34.3	(169.5)	1,859.3

Operating income[1]	1,098.8	150.1	50.5	26.6	7.9	7.8	1,341.7

Amortization							512.2
Financial expenses							322.9
Gain on valuation and translation of financial instruments							(54.6)
Restructuring of operations, impairment of assets and other special items							30.2
Loss on debt refinancing							6.6

Income before income taxes							$524.4

Additions to property, plant and equipment	$725.3	$13.7	$30.5	$6.3	$4.3	$0.9	$781.0
Additions to intangible assets	73.2	10.8	5.8	1.8	—	—	91.6

[1]

The Chief Executive Officer uses operating income as the measure of profit to assess the performance of each segment. Operating income is referred as a non-IFRS measure and is defined as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing and income taxes.

4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Equity component of convertible debentures	Retained earnings	Accumulated other com- prehensive income	Equity attributable to non- controlling interests	Total equity
Balance as of December 31, 2010	$346.6	$0.9	$—	$943.6	$13.7	$1,346.9	$2,651.7
Net income	—	—	—	201.0	—	182.0	383.0
Other comprehensive loss	—	—	—	(31.5)	(5.1)	(39.0)	(75.6)
Issuance of shares of a subsidiary	—	—	—	—	—	1.0	1.0
Repurchase of Class B shares	(7.1)	—	—	(23.1)	—	—	(30.2)
Dividends	—	—	—	(12.8)	—	(46.5)	(59.3)

Balance as of December 31, 2011	339.5	0.9	—	1,077.2	8.6	1,444.4	2,870.6
Net income	—	—	—	167.7	—	99.8	267.5
Other comprehensive (loss) income	—	—	—	(17.8)	10.0	0.6	(7.2)
Issuance of Class B shares	3.6	1.5	—	—	—	—	5.1
Repurchase of Class B shares	(8.0)	—	—	(30.3)	—	—	(38.3)
Acquisition of non-controlling interests	—	(0.1)	—	(635.0)	8.3	(873.2)	(1,500.0)
Issuance of convertible debentures	—	—	398.3	—	—	—	398.3
Dividends	—	—	—	(12.6)	—	(40.6)	(53.2)

Balance as of December 31, 2012	$335.1	$2.3	$398.3	$549.2	$26.9	$631.0	$1,942.8

5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2012	2011	2012	2011
Cash flows related to operating activities
Net income	$9.3	$164.4	$267.5	$383.0
Adjustments for:
Amortization of property, plant and equipment	128.5	105.9	459.7	391.3
Amortization of intangible assets	38.9	32.3	140.6	120.9
Loss (gain) on valuation and translation of financial instruments	44.0	(82.5)	(197.5)	(54.6)
Gain on disposal of assets and businesses	—	—	(12.9)	—
Impairment of assets	—	—	7.5	1.5
Impairment of goodwill and intangible assets	—	—	201.5	—
Loss on debt refinancing	60.4	—	67.7	6.6
Amortization of financing costs and long-term debt discount	3.6	3.6	14.5	12.8
Deferred income taxes	(27.1)	73.0	43.1	159.1
Other	4.5	(3.0)	5.6	(2.1)

	262.1	293.7	997.3	1,018.5
Net change in non-cash balances related to operating activities	16.5	(117.6)	125.3	(152.2)

Cash flows provided by operating activities	278.6	176.1	1,122.6	866.3

Cash flows related to investing activities
Non-controlling interests acquisition	(1,000.0)	—	(1,000.0)	—
Business acquisitions	(1.2)	—	(2.0)	(55.7)
Business disposals	—	—	18.7	—
Additions to property, plant and equipment	(159.0)	(206.9)	(710.6)	(781.0)
Additions to intangible assets	(36.0)	(29.1)	(94.9)	(91.6)
Proceeds from disposals of assets	2.3	4.5	8.4	12.0
Other	(0.9)	—	(1.5)	3.2

Cash flows used in investing activities	(1,194.8)	(231.5)	(1,781.9)	(913.1)

Cash flows related to financing activities
Net change in bank indebtedness	(0.2)	(0.5)	(2.9)	(1.5)
Net change under revolving facilities	(11.2)	6.7	(23.6)	2.7
Issuance of long-term debt, net of financing fees	1,314.2	71.0	2,136.7	685.8
Repayments of long-term debt	(487.5)	(6.8)	(1,236.8)	(487.9)
Settlement of hedging contracts	(3.1)	—	(43.6)	(160.2)
Issuance of Class B shares	—	—	3.6	—
Repurchase of Class B shares	(12.5)	(6.2)	(38.3)	(30.2)
Dividends	(3.1)	(3.2)	(12.6)	(12.8)
Dividends paid to non-controlling shareholders	(6.5)	(11.3)	(40.6)	(46.5)
Other	(0.3)	(0.1)	(0.3)	1.0

Cash flows provided by (used in) financing activities	789.8	49.6	741.6	(49.6)

Net change in cash and cash equivalents	(126.4)	(5.8)	82.3	(96.4)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.5	(0.2)	—	0.1
Cash and cash equivalents at beginning of period	354.6	152.4	146.4	242.7

Cash and cash equivalents at end of period	$228.7	$146.4	$228.7	$146.4

Cash and cash equivalents consist of
Cash	$76.0	$29.9	$76.0	$29.9
Cash equivalents	152.7	116.5	152.7	116.5

	$228.7	$146.4	$228.7	$146.4

Interest and taxes reflected as operating activities
Cash interest payments	$137.3	$134.4	$305.6	$320.5
Cash income tax payments (net of refunds)	0.6	0.4	6.6	30.7

6

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	December 31 2012	December 31 2011
Assets

Current assets
Cash and cash equivalents	$228.7	$146.4
Accounts receivable	578.7	603.7
Income taxes	10.6	29.0
Inventories	255.5	283.6
Prepaid expenses	38.0	31.3

	1,111.5	1,094.0
Non-current assets
Property, plant and equipment	3,405.8	3,211.1
Intangible assets	956.7	1,041.0
Goodwill	3,371.6	3,543.8
Derivative financial instruments	35.7	34.9
Deferred income taxes	23.9	20.6
Other assets	102.6	93.4

	7,896.3	7,944.8

Total assets	$9,007.8	$9,038.8

Liabilities and equity

Current liabilities
Bank indebtedness	$1.3	$4.2
Accounts payable and accrued charges	804.5	776.5
Provisions	45.9	33.7
Deferred revenue	289.0	295.7
Income taxes	33.9	2.7
Derivative financial instruments	28.5	—
Current portion of long-term debt	22.2	114.5

	1,225.3	1,227.3
Non-current liabilities
Long-term debt	4,507.8	3,688.3
Derivative financial instruments	270.1	315.4
Other liabilities	467.1	344.7
Deferred income taxes	594.7	592.5

	5,839.7	4,940.9
Equity
Capital stock	335.1	339.5
Contributed surplus	2.3	0.9
Equity component of convertible debentures	398.3	—
Retained earnings	549.2	1,077.2
Accumulated other comprehensive income	26.9	8.6

Equity attributable to shareholders	1,311.8	1,426.2
Non-controlling interests	631.0	1,444.4

	1,942.8	2,870.6

Total liabilities and equity	$9,007.8	$9,038.8

7

Supplementary Disclosure

Quarter / 12-Month Period

Ended December 31, 2012

For additional information, please contact

Jean-François Pruneau, Chief Financial Officer, at 514 380-4144

Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

December 31, 2012

Net Income Attributable to Shareholders

	4th Quarter		Full Year
	2012	2011	2012	2011
Net income per share (basic)	$0.15	$1.34	$2.65	$3.14

Net income per share, before gains and losses on valuation and translation of financial instruments and unusual items	$0.89	$0.87	$3.10	$2.99

Reconciliation of net income per share

	4th Quarter		Full Year
	2012	2011	2012	2011
Net income per share, before gains and losses on valuation and translation of financial instruments and unusual items	$0.89	$0.87	$3.10	$2.99
Other adjusments[1]:
Unusual items	(0.39)	(0.06)	(1.64)	(0.17)
(Loss) gain on valuation and translation of financial instruments	(0.35)	0.53	1.19	0.32

Total	(0.74)	0.47	(0.45)	0.15

Reported net income per share (basic)	$0.15	$1.34	$2.65	$3.14

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2012

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2015 (availability: $150)		$66.8
Mortgage loan due in 2017		34.7

		$101.5

Quebecor Media Inc.
Revolving credit facility due in 2016 (availability: $300)		—
Export financing due in 2015		$31.9
7 3/4% Senior Notes due in 2016		631.7
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		847.0
6 5/8% Senior Notes due in 2023		500.0

		2,335.6

Videotron Ltd.
Revolving credit facility due in 2016 (availability: $575)		—
Export Financing due in 2018		58.9
6 3/8% Senior Notes due in 2015		173.9
9 1/8% Senior Notes due in 2018		704.3
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		795.9

		2,333.0

TVA Group Inc.
Revolving credit facility due in 2017 (availability: $100)		—
Term Loan due in 2014		75.0

		75.0

Total Quebecor Media Inc.		$4,743.6

TOTAL LONG TERM DEBT		$4,845.1

Bank indebtedness		1.3
Exchangeable debentures - QI		2.1
Convertible debentures (cost if settled in cash at maturity) - QI 1		500.0
Liability related to cross-currency interest rate swaps (FX rate differential) - QI [2]		—
Liability related to cross-currency interest rate swaps (FX rate differential) - QMI [2]		296.9

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		228.7
Videotron Ltd.	$164.1
Other 100% owned subsidiaries	54.0
TVA Group Inc.	10.6

		$228.7

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on December 31, 2012, subject to a floor price of $38.50 and a ceiling price of $48.125.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

December 31, 2012

Operating Results

	2012				2011
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Homes Passed (‘000)	2,701.2	2,690.6	2,681.1	2,666.7	2,657.3
Basic Subscribers (‘000)	1,855.0	1,852.9	1,837.9	1,854.0	1,861.5
Basic Penetration	68.7%	68.9%	68.6%	69.5%	70.1%
Digital Set-Top Boxes (‘000)	2,345.2	2,268.2	2,196.6	2,161.9	2,112.7
Digital Subscribers (‘000)	1,484.6	1,457.8	1,425.0	1,417.5	1,400.8
Digital Penetration	80.0%	78.7%	77.5%	76.5%	75.3%
Cable Internet Subscribers (‘000)	1,387.7	1,369.6	1,341.1	1,340.5	1,332.5
Cable Internet Penetration	74.8%	73.9%	73.0%	72.3%	71.6%
Cable Telephony Subscribers (‘000)	1,264.9	1,249.7	1,223.4	1,212.5	1,205.3
Cable Telephony Penetration	68.2%	67.4%	66.6%	65.4%	64.7%
Internet over wireless (‘000)	7.1	7.4	6.8	5.9	5.6
Mobile Telephony Subscribers (‘000)	402.6	378.3	347.6	312.8	290.6
Revenue Generating Units (‘000)	4,917.3	4,857.9	4,756.8	4,725.7	4,695.5

	4th Quarter			Full Year
	2012	2011	VAR	2012	2011	VAR
(in millions)
Revenues	$678.3	$634.8	6.9%	$2,635.1	$2,430.7	8.4%
Cable Television	274.4	261.8	4.8%	1,079.3	1,012.6	6.6%
Internet	195.6	183.2	6.8%	772.5	698.2	10.6%
Cable Telephony	116.3	111.5	4.3%	454.9	436.7	4.2%
Mobile Telephony	48.1	34.3	40.2%	171.6	112.7	52.3%
Business Solutions	16.1	16.6	-3.0%	64.9	63.0	3.0%
Other	27.8	27.4	1.5%	91.9	107.5	-14.5%
EBITDA	$310.4	$294.7	5.3%	$1,225.0	$1,098.8	11.5%
EBITDA Margin (%)	45.8%	46.4%		46.5%	45.2%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$67.2	$62.1		$247.1	$201.2
Scalable Infrastructure	46.4	81.4		235.6	324.5
Line Extensions	16.2	15.1		54.5	55.5
Upgrade / Rebuild	20.2	33.5		107.0	121.3
Support Capital and Other	32.8	25.2		103.7	96.0

Total	$182.8	$217.3	-15.9%	$747.9	$798.5	-6.3%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$49.31	$47.01		$48.59	$46.27
Total ARPU	$114.02	$106.09		$111.57	$103.28
Mobile Telephony Acquisition Costs	$476	$489

NEWS MEDIA

Supplementary Disclosure

December 31, 2012

Operating Results

	4th Quarter			Full Year
	2012	2011	VAR	2012	2011	VAR
Linage (‘000)
Urban Dailies	35,228	42,034	-16.2%	140,770	156,080	-9.8%

(in millions)
Revenues	$244.5	$275.6	-11.3%	$960.0	$1,018.4	-5.7%
Advertising	162.6	188.7	-13.8%	644.6	703.2	-8.3%
Circulation	40.9	45.0	-9.1%	164.5	171.0	-3.8%
Digital	11.6	11.3	2.7%	43.5	43.3	0.5%
Other	29.4	30.6	-3.9%	107.4	100.9	6.4%

Urban Dailies	$129.4	$143.7	-10.0%	$507.4	$538.8	-5.8%
Community Newspapers	$97.3	$112.8	-13.7%	385.4	416.6	-7.5%
Other	61.4	68.4	-10.2%	237.1	245.4	-3.4%
Eliminations	(43.6)	(49.3)	n.m.	(169.9)	(182.4)	n.m.

EBITDA	$38.6	$47.0	-17.9%	$115.1	$150.1	-23.3%
EBITDA Margin (%)	15.8%	17.1%		12.0%	14.7%

Change in Newsprint Expense			-13.0%			-4.3%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2012

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	75.4%	75.4%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,229,071	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2012

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the financial year 2012, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at
http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the financial year 2012 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay Vice-President and Secretary

Date: March 15, 2013